Exhibit 99.1

MediWound Reports First Quarter 2025 Financial Results and Provides Corporate Update

VALUE Phase III trial of EscharEx® in venous leg ulcers advancing as planned

NexoBrid® manufacturing expansion on track; full operational capacity expected by year-end 2025

First quarter revenue of $4 million; full-year 2025 revenue guidance reaffirmed at $24 million

Conference call today, May 21 at 8:30am Eastern Time

YAVNE, Israel, May 21, 2025 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the first quarter ended March 31, 2025, and provided a corporate update.

“We entered 2025 with strong execution across our clinical, commercial, and operational priorities, maintaining the momentum established in 2024,” said Ofer Gonen, Chief Executive Officer of MediWound. “The VALUE Phase III study for EscharEx remains on schedule, and our additional collaboration with Kerecis marks a significant milestone—bringing nearly all leading global wound care companies into our clinical research programs. Meanwhile, NexoBrid continues to gain global traction, as we advance strategic manufacturing investments to support sustained, long-term growth.”

First Quarter 2025 Highlights and Recent Developments and Upcoming Milestones:

EscharEx®

●
Recruitment is underway in the global VALUE Phase III study evaluating EscharEx for the treatment of venous leg ulcers (VLUs). The trial is designed to enroll 216 patients across 40 clinical sites in the U.S. and Europe. Most U.S. sites are already open, and the majority of European sites are expected to be activated in the third quarter of 2025. An interim sample size assessment will be conducted after 65% of patients complete treatment, with results anticipated in mid-2026.

●
The clinical trial protocol for a head-to-head Phase II study comparing EscharEx to collagenase in venous leg ulcers (VLUs) has been submitted to the U.S. Food and Drug Administration (FDA). The study is expected to commence in the second half of 2025 and is designed to support a future Biologics License Application (BLA) and enhance the U.S. commercialization strategy.

●
Strategic research collaborations—reflecting strong industry validation of EscharEx—now include nearly all leading wound care companies. Solventum, Mölnlycke, and MIMEDX are supporting the VLU trial, while Coloplast/Kerecis is contributing to the planned diabetic foot ulcers (DFUs) trial. Under the agreement signed in the first quarter, Kerecis will provide its MariGen Fish-Skin graft as the designated skin substitute during the wound healing phase of the study.

●
The Company has secured the €2.5 million grant component of the European Innovation Council (EIC) Accelerator funding to support the clinical and regulatory advancement of EscharEx for the treatment of DFUs. Following a successful evaluation process, the Company engaged in discussions for the €13.75 million equity investment component, which may not materialize. This should not have an impact on the planned timeline of the DFU clinical trial.

●
EscharEx was featured in more than a dozen scientific abstracts presented at major international wound care conferences, including the Wound Healing Society (WHS), Symposium on Advanced Wound Care (SAWC), and the European Wound Management Association (EWMA). These presentations highlighted new preclinical and clinical findings, emphasizing EscharEx’s multitargeted mechanism of action, its efficacy against biofilm and bacterial burden, and its comparative performance versus collagenase ointment (SANTYL◊).

●
Results from a post hoc analysis of the ChronEx Phase II study in venous leg ulcers (VLUs), published in the peer-reviewed journal Wounds, demonstrated that EscharEx was significantly more effective and achieved faster debridement compared to collagenase ointment (SANTYL◊). The analysis also showed enhanced granulation tissue formation and improved wound closure outcomes with EscharEx.

NexoBrid®

●
U.S. adoption continues to expand, with consistent ordering from nearly 60 burn centers. Vericel reported a 207% year-over-year increase and a 31% sequential increase in NexoBrid revenue for the first quarter of 2025.

●
Commissioning of MediWound’s new manufacturing facility remains on schedule. Full operational capacity is anticipated by year-end 2025, enabling a sixfold increase in production capacity. Commercial availability will depend on securing the necessary regulatory approvals.

●	Initiated a BARDA-funded planning and site selection process for future U.S.-based manufacturing capabilities, aimed at securing long-term domestic production capacity.

●
At the 2025 American Burn Association (ABA) Annual Meeting, clinical data were presented on NexoBrid’s use during the Israel–Hamas conflict. Under emergency protocols, NexoBrid was administered to patients with blast injuries and complex burns, demonstrating effective eschar removal and supporting its utility in mass casualty scenarios.

●
Results from the Phase III pediatric study were published in Burns, the peer-reviewed journal of the International Society for Burn Injuries (ISBI). Findings reaffirm NexoBrid’s safety and efficacy in pediatric patients, supporting its role as a non-surgical eschar removal therapy.

First Quarter 2025 Financial Highlights

●
Revenue: Total revenue for the first quarter of 2025 was $4.0 million, compared to $5.0 million in the first quarter of 2024. The decrease primarily reflects lower revenue from BARDA-funded development services, as the development of NexoBrid for both adult and pediatric populations has reached its final stages.

●
Gross Profit: Gross profit for the quarter was $0.7 million, representing a gross margin of 19%, compared to $0.6 million and a gross margin of 12% in the prior-year period. The increase in gross margin is primarily due to a change in the revenue mix.

●	Operating Expenses:

o
Research and Development expenses were $2.9 million, an increase from $1.5 million in the first quarter of 2024. The increase was driven by continued investment in the EscharEx VALUE Phase III trial and related clinical activities.

o	Selling, General, and administrative expenses totaled $3.1 million, compared to $2.9 million in the same period last year.

●	Operating Loss: Operating loss was $5.2 million, compared to $3.7 million in the first quarter of 2024.

●
Net Loss: Net loss for the first quarter was $0.7 million, or $0.07 per share, compared to $9.7 million, or $1.05 per share, in the first quarter of 2024. The year-over-year improvement was primarily due to non-cash financial income associated with the revaluation of warrants.

●	Non-GAAP Adjusted EBITDA: Adjusted EBITDA loss was $4.0 million, compared to a loss of $2.9 million in the same period last year.

Balance Sheet Highlights

As of March 31, 2025, the Company had cash and cash equivalents, and deposits totaling $38.7 million, compared to $43.6 million as of December 31, 2024.  The Company used $5.1 million to fund operations during the first quarter of 2025.

Conference Call

MediWound management will host a conference call for investors on Wednesday, May 21, 2025, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-844-676-8833 (in the U.S.), 1-80-921-2373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses. Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company focused on developing and commercializing enzymatic therapies for non-surgical tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the U.S., European Union, Japan, and other international markets. MediWound is also advancing EscharEx®, a late-stage investigational therapy for the debridement of chronic wounds. EscharEx has demonstrated clinical advantages over the leading enzymatic debridement product and targets a substantial global market opportunity.

For more information visit www.mediwound.com and follow us on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.
Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg	Daniel Ferry
Chief Financial Officer	Managing Director
MediWound Ltd.	LifeSci Advisors, LLC
ir@mediwound.com	daniel@lifesciadvisors.com

Media Contact:
Ellie Hanson
FINN Partners for MediWound
ellie.hanson@finnpartners.com
929-588-2008

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	March 31,		December 31,
	2025	2024	2024
CURRENT ASSTS:
Cash and cash equivalents and short-term deposits	38,266	35,568	43,161
Trade and other receivable	5,176	5,317	6,310
Inventories	3,580	3,311	2,692
Total current assets	47,022	44,196	52,163

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposit	485	684	439
Property, plant and equipment	14,743	10,422	14,132
Right of use assets	6,683	6,926	6,663
Intangible assets	83	149	99
Total non-current assets	21,994	18,181	21,333

Total assets	69,016	62,377	73,496

CURRENT LIABILITIES:
Current maturities of long-term liabilities	688	1,541	612
Warrants	12,822	13,065	17,092
Trade payables and accrued expenses	4,992	4,246	5,281
Other payables	3,341	3,486	3,556
Total current liabilities	21,843	22,338	26,541

NON- CURRENT LIABILITIES:
Grants received in advance	736	-	736
Liabilities in respect of IIA grants	8,310	7,780	8,149
Liabilities in respect of TEVA	-	2,111	-
Lease liabilities	6,424	6,467	6,513
Severance pay liability, net	431	482	404
Total non-current liabilities	15,901	16,840	15,802

Total liabilities	37,744	39,178	42,343
Shareholders' equity	31,272	23,199	31,153
Total liabilities & equity	69,016	62,377	73,496

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
Total Revenues	3,955	4,964	20,222
Cost of revenues	3,217	4,357	17,588
Gross profit	738	607	2,634

Research and development	2,886	1,470	8,878
Selling and Marketing	1,287	1,179	4,936
General and administrative	1,786	1,692	8,202
Other expenses	4	-	18
Operating loss	(5,225)	(3,734)	(19,400)

Financial income (expenses), net	4,504	(5,971)	(10,763)
Taxes on income	(5)	(24)	(61)
Net loss	(726)	(9,729)	(30,224)
Foreign currency translation adjustments	1	8	7
Total comprehensive loss	(725)	(9,721)	(30,217)

Basic and diluted net loss per share	(0.07)	(1.05)	(3.03)
Number of shares used in calculating basic and diluted loss per share	10,798,318	9,234,104	9,959,723

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
Cash Flows from Operating Activities:
Net loss	(726)	(9,729)	(30,224)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	358	368	1,483
Share-based compensation	844	512	3,138
Revaluation of warrants accounted at fair value	(4,270)	6,080	10,704
Revaluation of liabilities in respect of IIA grants	243	233	752
Revaluation of liabilities in respect of TEVA	-	107	770
Financing income and exchange differences of lease liability	5	28	487
Increase (decrease) in severance liability, net	27	35	(30)
Other expenses	4	-	18
Financial income, net	(518)	(513)	(2,039)
Unrealized foreign currency loss (gain)	(15)	67	47
	(3,322)	6,917	15,330
Changes in asset and liability items:
Decrease (Increase) in trade receivables	1,454	(123)	(1,141)
Decrease (Increase) in inventories	(888)	(448)	187
Decrease (Increase) in other receivables	(378)	(115)	120
Increase (decrease) in trade payables and accrued expenses	(103)	(1,370)	406
Increase in grants received in advance	-	-	1,181
Increase (decrease) in other payables	(147)	260	517
	(62)	(1,796)	1,270
Net cash used in operating activities	(4,110)	(4,608)	(13,624)

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended March 31,		Year Ended December 31,
	2025	2024	2024
Cash Flows from Investment Activities:
Purchase of property and equipment	(959)	(1,259)	(6,273)
Interest received	266	605	2,252
Investment in short term bank deposits, net	(2,650)	(1,130)	(4,376)
Net cash used in investing activities	(3,343)	(1,784)	(8,397)

Cash Flows from Financing Activities:
Repayment of lease liabilities	(248)	(244)	(928)
Proceeds from exercise of warrants	-	499	1,210
Proceeds from issuance of shares, net	-	-	22,165
Repayments of IIA grants, net	(114)	(120)	(219)
Repayment of liabilities in respect of TEVA	-	(834)	(2,834)
Net cash provided by (used in) financing activities	(362)	(699)	19,394

Exchange rate differences on cash and cash equivalent balances	19	(89)	(84)
Decrease in cash and cash equivalents	(7,796)	(7,180)	(2,711)
Balance of cash and cash equivalents at the beginning of the period	9,155	11,866	11,866
Balance of cash and cash equivalents at the end of the period	1,359	4,686	9,155

MediWound Ltd.

ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2025	2024	2024
Net loss	(726)	(9,729)	(30,224)
Adjustments:
Financial income (expenses), net	4,504	(5,971)	(10,763)
Other expenses, net	(4)	-	(18)
Taxes on income	(5)	(24)	(61)
Depreciation and amortization	(358)	(368)	(1,483)
Share-based compensation expenses	(844)	(512)	(3,138)
Total adjustments	3,293	(6,875)	(15,463)
Adjusted EBITDA	(4,019)	(2,854)	(14,761)